SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN; IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D) (the “Additional Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,752.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares outstanding as of May 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 9, 2013.

CUSIP No. 203233101

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,752.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares outstanding as of May 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 9, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,752.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares outstanding as of May 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 9, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,752.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares outstanding as of May 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 9, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,752.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares outstanding as of May 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 9, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,752.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares outstanding as of May 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 9, 2013.

CUSIP No. 203233101

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,752.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares outstanding as of May 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 9, 2013.

CUSIP No. 203233101

1	Names of reporting persons DAVID R. JOHNSON
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,654.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 9,654.441*
11	Aggregate amount beneficially owned by each reporting person 9,654.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) —**
14	Type of reporting person (see instructions) IN

*

Includes 684.3752 common shares of beneficial interest of the Issuer which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share).

**

Less than 1% based upon an aggregate of 118,304,752.3752 Shares, comprised of (i) 684.3752 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares of beneficial interest outstanding as of May 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 9, 2013.

This Amendment No. 10 to the Schedule 13D (this “Amendment No. 10”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real estate investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, Amendment No. 3 thereto, filed with the SEC on March 4, 2013, Amendment No. 4 thereto, filed with the SEC on March 11, 2013, Amendment No. 5 thereto, filed with the SEC on March 13, 2013, Amendment No. 6 thereto, filed with the SEC on March 15, 2013, Amendment No. 7 thereto, filed with the SEC on March 28, 2013, Amendment No. 8 thereto, filed with the SEC on April 12, 2013 and Amendment No. 9 thereto, filed with the SEC on April 18, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 10, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 10 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership, and RRERF Acquisition, LLC, a Delaware limited liability company and (iii) David R. Johnson (the “Individual Shareholder”).

This Amendment No. 10 is being filed to amend Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

The Corvex Persons and the Related Persons may be deemed to be the beneficial owner of, in the aggregate, 11,360,154.441 Shares. The aggregate purchase price of such Shares was approximately $209.24 million (including commissions and premiums). The Shares held by the Corvex Persons and the Related Persons were acquired with working capital of the Corvex Funds and Related Recovery Fund.

Mr. Johnson beneficially owns 9,654.441 Shares (which number includes 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares, calculated based upon a conversion rate of 0.480775 common shares per series D preferred share). The aggregate purchase price of such Shares was approximately $202,000. The Shares held by Mr. Johnson were acquired with the personal funds of Mr. Johnson.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On June 19, 2013, Corvex and Related issued a press release regarding the effects of their consent solicitation on certain debt obligations of the Issuer. The press release is attached as Exhibit 21 and incorporated by reference in this Item 4 in its entirety.

Litigation Update

On February 27, 2013, Corvex and Related Fund Management, LLC (“Related”) initiated litigation in the Circuit Court for Baltimore City, Maryland (the “Maryland Action”) against the Issuer, Barry M. Portnoy, Adam D. Portnoy, Joseph L. Morea, William A. Lamkin and Frederick N. Zeytoonjian (collectively, the “Trustees”), and Reit Management & Research LLC (“RMR”). On March 1, 2013, Corvex and Related initiated litigation in the U.S. District Court for the District of Massachusetts (the “Massachusetts Action”) against the Issuer and the Trustees.

The Issuer, the Trustees, and RMR responded to these lawsuits with demands for arbitration. On March 28, 2013, Corvex and Related voluntarily dismissed their claims against RMR in the Maryland Action. On May 9, 2013, the court in the Maryland Action directed that the claims against the Issuer and the Trustees proceed to arbitration. On June 5, 2013, Corvex and Related voluntarily dismissed the Massachusetts Action.

On May 30, 2013, Corvex and Related served counterclaims in the arbitration. Among other things, Corvex and Related request that the arbitration panel declare various Issuer bylaws invalid and that the Issuer’s shareholders may remove the Trustees without cause notwithstanding the Issuer’s statements to the contrary.

On June 17, 2013, the Issuer filed its Amended Claims and Responses to Respondents’ Counterclaims, and the Trustees filed their Statement of Claims and Answer to Respondents’ Counterclaims (attached as Exhibits 22 & 23). The Issuer asserts six claims against Corvex and Related, and the Trustees assert six claims against Corvex and Related. Among other things, the Issuer and the Trustees request that the arbitration panel find that Corvex and Related violated Section 13(d) of the Securities Exchange Act of 1934. The Issuer and the Trustees also request that the arbitration panel find that Corvex and Related violated Section 14(a) of the Securities Exchange Act of 1934 by failing to disclose that they are “attempting to steal control of CWH through removal of CWH’s Board of Trustees, without having to pay CWH shareholders a control premium.”

On June 10, 2013, Corvex and Related filed in the arbitration a Motion for Partial Summary Judgment on Counterclaims Relating to Their Consent Solicitation to Remove CommonWealth’s Trustees (the “Motion”) (attached as Exhibit 24). Among other things, Corvex and Related seek summary judgment on their counterclaims that various Issuer bylaws are invalid and that the Trustees may be removed without cause notwithstanding the Issuer’s statements to the contrary. A hearing on the Motion is scheduled for July 26, 2013.

The Issuer’s Amended Claims and Responses to Respondents’ Counterclaims, the Trustees’ Statement of Claims and Answer to Respondents’ Counterclaims and the Motion are attached as exhibits hereto and incorporated by reference in this Item 4 in their entirety.

Item 5	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,752.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares outstanding as of May 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 9, 2013.

(a)-(b) Each of the Corvex Persons may be deemed to be the beneficial owner of 11,360,154.441 Shares (representing approximately 9.6% of the Issuer’s outstanding Shares), which includes: (i) 5,675,250 Shares held on behalf of the Corvex Funds (the “Corvex Shares”), (ii) 5,675,250 Shares held on behalf of RRERF (the “Related Shares”) and (iii) 9,654.441 Shares held by the Individual Shareholder (the “Additional Shares”). By virtue of his position as a control person of the general partner of Corvex, Mr. Meister and Corvex may be deemed to share voting power and dispositive power with respect to the Corvex Shares. In addition, (A) by virtue of the Agreement, the Corvex Persons may be deemed to share with the Related Persons voting power and dispositive power with respect to the Related Shares and (B) by virtue of the Support Agreement, the Corvex Persons may be deemed to share with the Related Persons and the Individual Shareholder voting power and dispositive power with respect to the Additional Shares owned by the Individual Shareholder. Each of the Corvex Persons disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.

Each of the Related Persons may be deemed to be the beneficial owner of 11,360,154.441 Shares (representing approximately 9.6% of the Issuer’s outstanding Shares), which includes: (i) the Related Shares, (ii) the Corvex Shares and (iii) the Additional Shares. By virtue of their relationship, as previously described in Item 2, the Related Persons may be deemed to share voting power and dispositive power with respect to the Related Shares. In addition, (A) by virtue of the Agreement, the Related Persons may be deemed to share with the Corvex Persons voting power and dispositive power with respect to the Corvex Shares and (B) by virtue of the Support Agreements, the Related Persons may be deemed to share with the Corvex Persons and the Individual Shareholder voting power and dispositive power with respect to the Additional Shares owned by the Individual Shareholder. Each of the Related Persons disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.

Mr. Johnson beneficially owns 9,654.441 Shares (representing less than 1% of the Issuer’s outstanding Shares) which number includes 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares, calculated based upon a conversion rate of 0.480775 common shares per series D preferred share).

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) Except as set forth on Exhibit 5 to this Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves and investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of Related Recovery Fund have the right to participate in the receipt of certain dividends and proceeds from the sale of the Shares, in each case in accordance with their respective limited partnership interests.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding thereto the following:

The information set forth under Item 4 of this Amendment No. 10 is incorporated in this Item 6 in its entirety.

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 5	Transactions in the Shares (amended and restated)

Exhibit 21	Press Release

Exhibit 22	Claimant CommonWealth REIT’s Amended Claims and Response to Respondents’ Counterclaim, dated June 17, 2013

Exhibit 23	CommonWealth Trustees’ Statement of Claims and Answer to Respondents’ Counterclaims, dated June 17, 2013

Exhibit 24	Respondents’ Motion for Partial Summary Judgment on Counterclaims Relating to Their Consent Solicitation to Remove CommonWealth’s Trustees, dated June 10, 2013

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: June 20, 2013	KEITH MEISTER

	By:	/s/ Keith Meister

Date: June 20, 2013	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: June 20, 2013	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: June 20, 2013	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: June 20, 2013	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner
By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: June 20, 2013	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: June 20, 2013	DAVID R. JOHNSON

	By:	/s/ David R. Johnson